UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR 4Q19 Passenger Traffic Increased 3.6% YoY in Mexico,

18.1% in Puerto Rico and 9.4% in Colombia

Mexico City, February 24, 2020—Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and twelve-month periods ended December 31, 2019.

4Q19 Highlights 1

•	Passenger traffic in Mexico rose 3.6% year over year (YoY), with increases of 4.8% and 2.3% in domestic and international traffic, respectively.

•	Traffic in Puerto Rico (Aerostar) was up 18.1% YoY, supported by increases of 19.1% in domestic traffic and 9.9% in international traffic.

•	Traffic in Colombia (Airplan) rose 9.4% YoY, driven by growth of 9.0% in domestic traffic and 11.7% in international traffic.

•	Revenues increased 15.8% YoY to Ps. 4,544.4 million

•	Consolidated commercial revenues per passenger reached Ps.92.3.

•

Consolidated EBITDA amounted to Ps.2,436.4 million, a 1.0% YoY decline. Excluding a Ps.134.6 million non-recurring insurance recovery in 4Q18 in connection with Hurricane Maria, consolidated EBITDA would have increased 4.8% YoY.

•	Cash position at year-end was Ps.6,192.7 million. Net Debt to LTM EBITDA stood at 0.7x.

4Q19 Earnings Call

Date & Time: Tuesday, February 25, 2020 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-866-548-4713 (US & Canada); 1-323-794-2093 (International y Mexico); Code: 7352279.

Replay: Tuesday, February 25, 2020 at 1:00 PM US ET, ending at 11:59 PM US ET on Tuesday, March 3, 2020. Dial-in number: 1-844-512-2921 Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 7352279.

[1]

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into effect in 2018, and represent comparisons between the three- and twelve-month periods ended December 31, 2019, and the equivalent three- and twelve-month periods ended December 31, 2018. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.18.8642 (source: Diario Oficial de la Federación de México) while Colombian peso figures are calculated at the exchange rate of COP173.63 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

Table 1: Financial & Operational Highlights 1

	Fourth Quarter
	2018	2019	% Var
Financial Highlights
Total Revenue	3,924,232	4,544,643	15.8
Mexico	2,636,719	3,125,100	18.5
San Juan	858,436	861,207	0.3
Colombia	429,077	558,336	30.1
Commercial Revenues per PAX	95.6	92.3	(3.4)
Mexico	111.6	108.8	(2.5)
San Juan	122.2	105.2	(13.9)
Colombia	35.2	41.1	16.6
EBITDA	2,459,804	2,436,371	(1.0)
Net Income	1,547,748	1,300,547	(16.0)
Majority Net Income	1,458,592	1,256,006	(13.9)
Earnings per Share (in pesos)	4.8620	4.1867	(13.9)
Earnings per ADS (in US$)	2.5774	2.2194	(13.9)
Capex	266,516	1,727,976	548.4
Cash & Cash Equivalents	4,584,507	6,192,679	35.1
Net Debt	9,915,874	7,520,214	(24.2)
Net Debt/ LTM EBITDA	1.0	0.7	(29.8)
Operational Highlights
Passenger Traffic
Mexico	8,088,897	8,377,981	3.6
San Juan	2,011,106	2,376,073	18.1
Colombia	2,966,105	3,244,584	9.4

ASUR 4Q19 Page 1 of 24

Passenger Traffic

Total passenger traffic at ASUR in 4Q19 increased 7.1% YoY reaching 14.0 million passengers driven by increases of 3.6% in Mexico, 18.1% in Puerto Rico, and 9.4% in Colombia.

Passenger traffic growth of 3.6% YoY in Mexico was mainly supported by increases of 4.8% in domestic traffic and 2.3% in international traffic. Merida and Oaxaca airports were the main drivers behind traffic growth, reporting increases in domestic traffic of 13.2% and 31.9%, respectively. Oaxaca, in turn, achieved a 53.3% increase in international traffic. Cancun Airport reported increases of 1.1% and 1.8% in domestic and international traffic, respectively.

Traffic in Puerto Rico increased 18.1% YoY reflecting YoY increases of 19.1% in domestic traffic and 9.9% in international traffic.

Colombia reported a 9.4% YoY increase in total traffic driven by growth of 9.0% and 11.7% in domestic and international traffic, respectively. Rionegro Airport in Medellin was the main driver of traffic growth, reporting increases of 9.2% in domestic traffic and 11.7% in international traffic.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary

	Fourth Quarter			Fiscal Year
	2018	2019	% Chg.	2018	2019	% Chg.
Total Mexico	8,088,897	8,377,981	3.6	33,247,315	34,161,842	2.8
- Cancun	6,012,727	6,107,381	1.6	25,202,016	25,481,989	1.1
- 8 Other Airports	2,076,170	2,270,600	9.4	8,045,299	8,679,853	7.9
Domestic Traffic	4,118,536	4,316,622	4.8	15,843,617	16,683,996	5.3
- Cancun	2,251,623	2,276,863	1.1	8,777,510	8,980,397	2.3
- 8 Other Airports	1,866,913	2,039,759	9.3	7,066,107	7,703,599	9.0
International Traffic	3,970,361	4,061,359	2.3	17,403,698	17,477,846	0.4
- Cancun	3,761,104	3,830,518	1.8	16,424,506	16,501,592	0.5
- 8 Others Airports	209,257	230,841	10.3	979,192	976,254	(0.3)
Total San Juan, Puerto Rico	2,011,106	2,376,073	18.1	8,373,679	9,448,253	12.8
Domestic Traffic	1,797,007	2,140,855	19.1	7,469,211	8,455,993	13.2
International Traffic	214,099	235,218	9.9	904,468	992,260	9.7
Total Colombia	2,966,105	3,244,584	9.4	10,647,523	12,052,135	13.2
Domestic Traffic	2,544,552	2,773,813	9.0	9,061,166	10,231,479	12.9
International Traffic	421,553	470,771	11.7	1,586,357	1,820,656	14.8
Total Traffic	13,066,108	13,998,638	7.1	52,268,517	55,662,230	6.5
Domestic Traffic	8,460,095	9,231,290	9.1	32,373,994	35,371,468	9.3
International Traffic	4,606,013	4,767,348	3.5	19,894,523	20,290,762	2.0

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 4Q19 Page 2 of 24

Review of Consolidated Results

Table 3: Summary of Consolidated Results

	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2018	2019		2018	2019
Total Revenues	3,924,232	4,544,643	15.8	15,410,241	16,821,638	9.2
Aeronautical Services	2,227,777	2,415,100	8.4	8,942,910	9,596,975	7.3
Non-Aeronautical Services	1,371,265	1,411,160	2.9	5,531,557	5,988,470	8.3
Total Revenues Excluding Construction Revenues	3,599,042	3,826,260	6.3	14,474,467	15,585,445	7.7
Construction Revenues [1]	325,190	718,383	120.9	935,774	1,236,193	32.1
Total Operating Costs & Expenses	1,931,169	2,555,305	32.3	7,765,909	8,545,063	10.0
Other Income	134,637	645	(99.5)	134,637	204,719	52.1
Operating Profit	2,127,700	1,989,983	(6.5)	7,778,969	8,481,294	9.0
Operating Margin	54.2%	43.79%	(1043 bps )	50.5%	50.4%	(6 bps	)
Adjusted Operating Margin [2]	59.1%	52.01%	(711 bps )	53.7%	54.4%	68 bps
EBITDA	2,459,804	2,436,371	(1.0)	9,553,635	10,319,932	8.0
EBITDA Margin	62.68%	53.61%	(907 bps )	62.0%	61.3%	(65 bps	)
Adjusted EBITDA Margin [3]	68.35%	63.67%	(467 bps )	66.0%	66.2%	21 bps
Net Income	1,547,748	1,300,547	(16.0)	5,119,806	5,683,635	11.0
Majority Net Income	1,458,592	1,256,006	(13.9)	4,987,601	5,465,823	9.6
Earnings per Share	4.8620	4.1867	(13.9)	16.6253	18.2194	9.6
Earnings per ADS in US$	2.5774	2.2194	(13.9)	8.8132	9.6582	9.6
Total Commercial Revenues per Passenger [4]	95.6	92.3	(3.4)	96.9	98.9	2.1
Commercial Revenues	1,259,118	1,300,804	3.3	5,099,979	5,543,618	8.7
Commercial Revenues from Direct Operations per Passenger [5]	16.5	14.6	(11.5)	17.7	17.5	(1.1)
Commercial Revenues Excluding Direct Operations per Passenger	79.2	77.8	(1.8)	79.2	81.4	2.8

[1]

Construction revenues for Airplan in 4Q18 include actual construction revenues which are equal to construction costs of Ps.82.6 millionplus an estimate of the decline in income derived from the decline in the valuation of the intangible asset to present value (construction income) of Ps.102.7 million, according to IFRIC 12. Construction revenues for Airplan in 4Q19 were equal to construction costs of Ps.69.7 million.

[2]

Adjusted operating margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is equal to operating income divided by total revenues minus revenues from construction services.

[3]

Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[4]	Passenger figures include transit and general aviation passengers Mexico, Puerto Rico and Colombia.
[5]	Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 4Q19 inceased 15.8% YoY, or Ps.620.4 million to Ps.4,544.6 million, mainly driven by increases of:

•

8.4% in revenues from aeronautical services to Ps.2,415.1 million. The contribution from Mexico was Ps.1,569.4 million, while Puerto Rico and Colombia accounted for Ps.494.0 million and Ps.351.7 million, respectively;

•

2.9% in revenues from non-aeronautical services to Ps.1,411.2 million. The contribution from Mexico was Ps.1,021.9 million, while Puerto Rico and Colombia accounted for Ps.252.4 million and Ps.136.9 million, respectively; and

•

120.9%, or Ps.393.2 million in revenues from construction services. This was mainly due to capital expenditures in Cancun and Merida airports in line with Mexico’s Master Development Plan, partially offset by a decline in Puerto Rico. Higher YoY construction revenues in Colombia reflect the recognition of a Ps.102.7 million concesion valuation loss in 4Q18. Excluding the impact from the concession valuation loss in Colombia, consolidated construction revenues would have increased YoY by 67.9%, or Ps.290.5 million.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 6.3% YoY to Ps.3,826.3 million. Mexico accounted for 67.7% of total revenues excluding revenues from construction services, while Puerto Rico and Colombia represented 19.5% and 12.8%, respectively.

ASUR 4Q19 Page 3 of 24

Commercial Revenues in 4Q19 increased 3.3% YoY to Ps.1,300.8 million, mainly reflecting the 7.1% increase in total passenger traffic. Commercial revenues in Mexico rose 1.0% to Ps.915.3 million, mainly driven by the opening of new commercial spaces, including retail, food and beverages, and car rentals, among others. In addition, commercial revenues in Puerto Rico increased YoY by 1.7%, to Ps.249.9 million and in Colombia by 26.8% to Ps.135.5 million.

Commercial Revenues per Passenger declined 3.4% YoY to Ps.92.3 in 4Q19. Commercial revenues per passenger were Ps.108.8 in Mexico, Ps.105.2 in Puerto Rico and Ps.41.0 in Colombia. Commercial revenues per passenger declined 2.5% in Mexico and 13.9% in Puerto Rico, but increased 16.6% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 4Q19 increased 32.3% YoY, or Ps.624.1 million, to Ps.2,555.3 million.

Excluding construction costs, operating costs and expenses increased 22.2%, or Ps.333.7 million, year-on-year. This increase was mainly due to a total of Ps.281.1 million in reductions reported in certain items in 4Q18 as discussed below. Of this, Ps.108.3 million were reported in Mexico, Ps.77.7 million in Puerto Rico and Ps.95.1 million in Colombia. Excluding construction costs and these certain items in 4Q18, total operating costs and expenses increased 2.9% YoY, or Ps.52.6 million.

The YoY increase in total operating costs and expenses excluding construction costs can be explained by the following increases:

•

13.6%, or Ps.113.4 million, in Mexico as 4Q18 results benefited from a Ps.71.2 million asset tax refund at Cancun airport and from Ps.37.1 million reversal of a provision for uncollectible accounts. In addition, in 4Q19 ASUR reported higher maintenance and administrative costs, as well as increases in processional and insurance fees;

•

29.6%, or Ps.116.1 million, in Puerto Rico mainly as a result of a Ps.120.2 million increase in cost of services as 4Q18 results benefited from the recognition of a Ps.112.2 million reduction in the valuation of the maintenance reserve as per IFRIC 12 while in 4Q19 the reduction in the valuation reserve amounted to Ps.34.5 million. 4Q19 costs also reflect increases in professional, energy and maintenance fees. Furthermore, concession fees increased 12.3% as a result of higher aeronautical revenues.

•

37.9%, or Ps.104.2 million, in Colombia principally due to an increase of Ps.199.0 million in 4Q19 of depreciation and amortization reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis versus the percentage of completion method applied previously. Increased concesion fees reflecting higher aeronautical revenues mainly driven by the 9.4% increase in passenger traffic also contributed to higher YoY costs. Comparisons also reflect a Ps.45.0 million reversal in the provision for uncollectible accounts in 4Q18, as well as a Ps.164.0 million provision for the future replacement of fixed assets as per IFRS12 in 4Q18 while in 4Q19 the provision amounted to Ps.60.3 million.

Cost of Services increased by 12.6%, or Ps.110.2 million. In Puerto Rico, cost of services increased 62.9%, or Ps.120.2 million, principally due to 4Q18 benefiting from a Ps.112.2 million reduction in the maintenance provision as per IFRIC 12 as discussed above (compared with a Ps.34.5 million reduction this quarter) and a reduction in the loss provision in connection with Hurricane Maria of Ps.7.7 million. Increases in maintenance, energy and profesional fees also contrituteed to higher costs of services in 4Q19 in Puerto Rico. In Mexico, cost of services rose 24.5% YoY, or Ps.96.6 million, mainly reflecting increases in legal professional fees, cost of sales for stores operated by ASUR, maintentance and security expenses. In addition, during 4Q18 Mexican operations benefited from a Ps.71.2 million asset tax refund at Cancun Airport (compared with a Ps.3.50 million refund this quarter), a Ps.37.1 million reversal of the provision for uncollectible accounts, along with lower energy expenses. By contrast, cost of services in Colombia declined YoY by 37.1%, or Ps.106.6 million, principally due to a YoY reduction of Ps.103.7 million in the maintenance provision for the future replacement of fixed assets as per IFRIC 12, along with lower professional fees and energy costs, which reductions were partially offset by the Ps.45.0 million reversal in the provision for uncollectible accounts in 4Q18.

Construction Costs increased by 67.9% YoY, or Ps.290.5 million. This was mainly driven by an increase of 286.3%, or Ps.395.6 million, in Mexico, partially offset by declines of 44.6%, or Ps.92.3 million in Puerto Rico and 15.5%, or Ps.12.9 million in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, increased 5.6% YoY mainly reflecting higher salaries, partially offset by lower professional fees and leases.

ASUR 4Q19 Page 4 of 24

Consolidated Technical Assistance declined 0.3% YoY, mainly driven by Mexico and Colombia.

Concession Fees increased 8.7% YoY, principally reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 4Q19 also reflect increases in Puerto Rico and Colombia.

Depreciation and Amortization increased 81.8%, or Ps.200.8 million. This was principally due to an increase of 211.2%, or Ps.199.0 million in Colombia, resulting mainly from the change in the amortization methodology, which as of January 1, 2019 is on a straight line rather than a percentage of completion basis as previously applied. Mexico reported a Ps.5.8%, or Ps.9.8 million increase in depreciation and amortization, partially offset by a decline of 4.7%, or Ps.8.0 million in Puerto Rico.

Consolidated Operating Profit and EBITDA

Consolidated Operating Profit in 4Q19 amounted to Ps.1,990.0 million with Operating Margin of 43.8%. This compares with operating profit of Ps. 2,127.7 million and margin of 54.2% in 4Q18, which benefited from a non-recurring insurance recovery of Ps.134.6 million in connection with Hurricane Maria in Puerto Rico, along with a Ps.98.9 million reduction in the maintenance provision as per IFRIC 12, as well as certain other items in 4Q18 detailed under Operating Costs and Expenses.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and is calculated as operating profit divided by total revenues less construction services revenues, was 52.0% in 4Q19 compared with 59.1% in 4Q18.

EBITDA declined 1.0% or Ps.23.4 million, to Ps.2,436.4 million in 4Q19. By country, EBITDA decreased 27.0% or Ps.148.1 million in Puerto Rico and 0.5%, or Ps.9.4 million in Mexico. This was partially offset by an increase of 167.0% or Ps.134.1 million in Colombia. EBITDA margin for 4Q19 was 53.6% compared with 62.7% in 4Q18 mainly reflecting higher construction services in 4Q19.

Excluding a Ps.134.6 million non-recurring insurance recovery in 4Q18 in connection with Hurricane Maria, consolidated EBITDA would have increased 4.8% YoY and EBITDA margin would have been 48.1% in 4Q18.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 63.7% in 4Q19 compared to 68.3% in 4Q18. Excluding a Ps.134.6 million non-recurring insurance recovery in 4Q18 in connection with Hurricane Maria, Adjusted EBITDA margin would have been 64.6% in 4Q18.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)

	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2018	2019		2018	2019
Interest Income	71,611	70,869	(1.0)	280,623	343,613	22.4
Interest Expense	(315,788)	(246,268)	(22.0)	(1,230,651)	(1,084,293)	(11.9)
Foreign Exchange Gain (Loss), Net	54,663	(139,457)	n/a	87,758	(78,877)	n/a

Total	(189,514)	(314,856)	66.1	(862,270)	(819,557)	(5.0)

In 4Q19, ASUR reported a Ps.314.8 million Consolidated Comprehensive Financing Loss, compared to a Ps.189.5 million loss in 4Q18.

In 4Q19, ASUR reported a foreign exchange loss of Ps.139.5 million, resulting from the 2.53% quarterly average appreciation of the Mexican peso against the U.S. dollar together with a U.S. dollar foreign currency net asset position. This compares to a Ps.54.7 million foreign exchange gain in 4Q18 resulting from the 6.0% quarterly average Mexican peso depreciation during that period on a lower foreign currency net asset position.

Interest expense declined by Ps.69.5 million during the period, or 22.0%, mainly driven by a decline of Ps.34.8 million, or 28.3%, in Puerto Rico reflecting loans paid down in 2019, along with a Ps.9.3 million decline in Mexico as the Company paid down loans in June and November 2018. Colombia reported a Ps.6.6 million

ASUR 4Q19 Page 5 of 24

decline in interest payments reflecting loan payments in 2H18 and 2019. Interest expenses also benefited from a Ps.18.8 million recognition from the valuation of payables at fair value as of December 31, 2019 in accordance with IFRS 3 in connection with the purchase of Airplan in Colombia. Interest income increased Ps.0.7 million, or 1.0%.

Income Taxes

Income Taxes for 4Q19 declined by Ps.15.9 million YoY, principally due to the combination of following factors:

•

A Ps.2.7 million YoY decline in deferred income taxes, mainly reflecting a deferred income tax gain in Colombia in 4Q19 resulting from the increase in the maintenance provision in line with IFRIC12, and a reduction in the tax rate used for the calculation of deferred income taxes in Colombia from 33% to 30% starting on January 2019, equivalent to a weighed average of 30.4%, resulting from the fiscal reform enacted on December 23, 2018.

•

A Ps.12.8 million YoY decline in income taxes, reflecting mainly a lower taxable income base for Cancun and Oaxaca airports in Mexico, partially offset by a higher taxable income base at Merida, Veracruz, Villahermosa airports in Mexico as well as Cancun Airport Services.

•	An increase in Colombia due to a higher taxable income base.

Majority Net Income

Majority Net Income for 4Q19 declined 13.9% or Ps.202.6 million, to Ps.1,256.0 million from Ps.1,458.6 million in 4Q18. Earnings per common share for the quarter were Ps.4.1867 and earnings per ADS (EPADS) were US$2.2194 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.8620 and earnings per ADS of US$2.5774 for the same period last year.

Excluding a Ps.134.6 million non-recurring insurance recovery in 4Q18 in connection with Hurricane Maria, Majority Net Income for 4Q19 would have declined 5.1%.

Net Income

Net Income for 4Q19 declined 16.0%, or Ps.247.2 million, to Ps.1,300.5 million from Ps.1,547.7 million in 4Q18.

Excluding a Ps.134.6 million non-recurring insurance recovery in 4Q18 in connection with Hurricane Maria, Net Income for 4Q19 would have declined 8.0%.

Consolidated Financial Position

On December 31, 2019, airport concessions represented 85.4% of the Company’s total assets, with current assets representing 13.6% and other assets representing 0.9%. As of December 31, 2019, the Company had cash and cash equivalents of Ps.6,192.7 million, a 35.1% increase from Ps.4,584.5 million at December 31, 2018. Mexico contributed Ps.1,441.3 million to the increase in cash and cash equivalents in 4Q19, Colombia with Ps.336.5 million, while Puerto Rico reported a decline in cash of Ps.169.6 million.

As of December 31, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 “Business Combinations” resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,705.3 million, ii) goodwill of Ps.887.2 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.570.5 million, and iv) a minority interest of Ps.5,255.2 million within stockholders’ equity.

Furthermore, the valuation of ASUR’s investment in Airplan in accordance with IFRS 3 “Business Combinations” resulted in the following effects on the balance sheet as of December 31, 2019: i) the recognition of a net intangible asset of Ps.1,253.9 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.201.0 million, and iv) Ps.583.8 million from the recognition of bank loans at fair value.

ASUR 4Q19 Page 6 of 24

On May 25, 2018, ASUR acquired an additional 7.6% of the share ownership of Airplan, bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of shareholders’ equity of approximately Ps.213.5 million (Ps.37.7 million by majority interest and Ps.175.8 by minority interest).

Stockholders’ equity at the close of 4Q19 was Ps.38,771.2 million and total liabilities were Ps.18,744.7 million, representing 67.4% and 32.6% of total assets, respectively. Deferred liabilities represented 16.1% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.13,712.9 million from Ps.14,500.4 million on December 31, 2018. On December 31, 2019, 29.1% of ASUR’s total debt was denominated in Mexican pesos, 49.5% in U.S. Dollars (at Aerostar, Puerto Rico) and 21.4% in Colombian pesos.

Net Debt to LTM EBITDA stood at 0.7x at the close of 4Q19, while the Interest Coverage ratio was 10.8x as of December 31, 2019. This compares with Net Debt to LTM EBITDA of 1.0x and an Interest Coverage Ratio of 8.7x as of December 31, 2018.

Table 5: Consolidated Debt Indicators

	December 31, 2018	September 30, 2019	December 31, 2019
Leverage
Total Debt / LTM EBITDA (Times) [1]	1.5	1.4	1.3
Total Net Debt / LTM EBITDA (Times) [2]	1.0	0.8	0.7
Interest Coverage Ratio [3]	8.7	10.3	10.8
Total Debt	14,500,381	13,974,527	13,712,893

Short-term Debt	500,105	277,847	549,607
Long-term Debt	14,000,276	13,696,680	13,163,286

Cash & Cash Equivalents	4,584,507	6,196,806	6,192,679

Total Net Debt [4]	9,915,874	7,777,721	7,520,214

[1]	The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2]	The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.
[3]	The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.
[4]	Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile

(in millions)

	Airport	Payment of principal	Currency	Interest Rate		Amortization Schedule
					2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	—	2,000.0	—	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	9.3	31.0	277.2	317.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	1.4	4.4	39.6	45.4
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	12,000.0	44,250.0	81,000.0	137,250.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	8,160.0	30,090.0	55,077.0	93,327.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	7,200.0	26,550.0	48,600.0	82,350.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	2,960.0	10,915.0	19,980.0	33,855.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	2,960.0	10,915.0	19,980.0	33,855.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	640.0	2,360.0	4,320.0	7,320.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	640.0	2,360.0	4,320.0	7,320.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	640.0	2,360.0	4,320.0	7,320.0

Note: Mexican syndicated loans were contracted in October 2017, Puerto Rico bonds were contracted in March 2013 and June 2015, respectively, and the syndicated loans in Colombia were contracted in June 2015 with a three-year grace period.

[1]	DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

ASUR 4Q19 Page 7 of 24

Capex

Capex during 4Q19 amounted to Ps.1,728.0 million. Of this, Ps.1,519.6 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.138.3 million were utilized by Aerostar in Puerto Rico and Ps.70.1 million by Airplan in Colombia. This compares with Ps.266.5 million invested in 4Q18, of which Ps.119.6 million was investeed in Mexico, Ps.126.0 million in Puerto Rico, and Ps.20.8 million in Colombia.

During FY19 ASUR made capital investments for a total of Ps.2,614.9 million, of which Ps.2,061.9 million were invested in Mexico, Ps.376.6 million in Puerto Rico, and Ps.176.3 million in Colombia. This compares with capex of Ps.1,636.3 million in FY18, of which Ps.449.3 million were invested in Mexico in line with the Master Development Plan, Ps.772.0 million in Puerto Rico and Ps.415.0 million in Colombia.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger

(in thousands of Mexican pesos)

	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2018	2019		2018	2019
Total Passengers (in thousands)	8,121	8,412	3.6	33,384	34,297	2.7

Total Revenues	2,636,719	3,125,100	18.5	10,399,259	11,440,758	10.0

Aeronautical Services	1,482,412	1,569,426	5.9	5,965,545	6,334,890	6.2
Non-Aeronautical Services	1,016,107	1,021,861	0.6	4,170,319	4,380,821	5.0
Construction Revenues	138,200	533,813	286.3	263,395	725,047	175.3

Total Revenues Excluding Construction Revenues	2,498,519	2,591,287	3.7	10,135,864	10,715,711	5.7

Total Commercial Revenues	906,476	915,344	1.0	3,749,943	3,951,820	5.4

Commercial Revenues from Direct Operations	171,889	154,063	(10.4)	740,407	763,118	3.1
Commercial Revenues Excluding Direct Operations	734,587	761,281	3.6	3,009,536	3,188,702	6.0
Total Commercial Revenues per Passenger	111.6	108.8	(2.5)	112.3	115.2	2.6

Commercial Revenues from Direct Operations per Passenger [1]	21.2	18.3	(13.5)	22.2	22.3	0.3
Commercial Revenues Excluding Direct Operations per Passenger	90.5	90.5	0.0	90.2	93.0	3.1

Note: For purpose of this table, approximately 31.8 and 34.4 thousand transit and general aviation passengers are included in 4Q18 and 4Q19, respectively, while 136.9 and 134.7 thousand transit and general aviation passengers are included in 12M18 and 12M19.

[1]	Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 4Q19 increased 18.5% YoY to Ps.3,125.1 million. Excluding construction, revenues rose 3.7% YoY, reflecting the following increases:

•	5.9% in revenues from aeronautical services, principally due to the 3.6% increase in passenger traffic; and

•	0.6% in revenues from non-aeronautical services, principally reflecting the 1.0% growth in commercial revenues.

Commercial Revenues increased 1.0% YoY, reflecting the 3.6% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories, except advertising, duty free as well as banking and currency exchange services, as shown on Table 8.

Commercial Revenues per Passenger for 4Q19 declined 2.5% YoY to Ps.108.8 from Ps.111.6 in 4Q18.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened 7 new commercial spaces at Cancun Airport. More details of these openings can be found on page 20 of this report.

ASUR 4Q19 Page 8 of 24

Table 8: Mexico Commercial Revenue Performance

Bussines Line	YoY Chg
	4Q19	FY19
Teleservices	26.8%	14.9%
Car Rental Revenues	12.3%	7.1%
Food and Beverage Operations	8.2%	9.4%
Ground Transportation	6.2%	12.3%
Retail Operations	2.7%	4.9%
Other Revenue	1.3%	7.2%
Parking Lot Fees	0.2%	5.3%
Advertising Revenues	(2.9%)	13.8%
Duty Free	(5.6%)	2.4%
Banking and Currency Exchange Services	(22.7%)	(9.1%)

Total Commercial Revenues	1.0%	5.4%

Table 9: Mexico Summary Retail and Other Commercial Space Opened since December 31, 2018.

Type of Commercial Space [1]	# Of Spaces Opened
Cancun	7
Retail Operations	5
Other Revenue	2
Mexico	7

[1]	Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses

	Fourth Quarter		% Chg	Fiscal Year		% Chg
	2018	2019		2018	2019
Cost of Services	394,701	491,325	24.5	1,723,224	1,911,058	10.9
Administrative	61,525	64,971	5.6	235,264	250,183	6.3
Technical Assistance	96,643	96,175	(0.5)	386,250	404,086	4.6
Concession Fees	113,395	117,368	3.5	458,290	484,402	5.7
Depreciation and Amortization	169,843	179,660	5.8	676,141	694,894	2.8

Operating Costs and Expenses Excluding Construction Costs	836,107	949,499	13.6	3,479,169	3,744,623	7.6
Construction Costs	138,200	533,813	286.3	263,395	725,047	175.3

Total Operating Costs & Expenses	974,307	1,483,312	52.2	3,742,564	4,469,670	19.4

Total Mexico Operating Costs and Expenses for 4Q19 increased 52.2% YoY. This includes construction costs, which rose 286.3%, reflecting higher levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 13.6% to Ps.949.5 million.

Cost of Services rose 24.5% YoY, mainly reflecting increases in legal professional fees, cost of sales for stores operated directly by ASUR, maintentance and security expenses, partly offset by lower energy costs. During the quarter, the Company received a Ps.3.50 million asset tax refund for the Cancun Airport. By contrast, the Mexican operations in 4Q18 benefited from a Ps.71.2 million asset tax refund at Cancun Airport, a Ps.37.1 million reversal in the provision for uncollectible accounts.

Administrative expenses increased by 5.6% YoY, principally as a result of higher salaries and professional fees.

The 0.5% decline in the Technical Assistance fee paid to ITA reflects lower EBITDA in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government increased 3.5%, mainly as a result of the increase in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 5.8% YoY, reflecting higher investments to-date as well as the impact from the recognition of lease accounting as per IFRS 16.

ASUR 4Q19 Page 9 of 24

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)

	Fourth Quarter			Fiscal Year
	2018	2019	% Chg	2018	2019	% Chg
Interest Income	85,042	71,140	(16.3)	336,571	335,540	(0.3)
Interest Expense	(109,855)	(100,555)	(8.5)	(461,540)	(409,691)	(11.2)
Foreign Exchange Gain (Loss), Net	54,887	(139,922)	n/a	87,794	(79,197)	n/a

Total	30,074	(169,337)	n/a	(37,175)	(153,348)	312.5

ASUR’s Mexico operations reported a Ps.169.3 million Comprehensive Financing Loss, compared to a Ps.30.1 million gain in 4Q18. Mexican operations reported a foreign exchange loss of Ps.139.9 million in the quarter, resulting from the 2.5% quarterly average Mexican peso appreciation against the U.S. dollar on a lower foreign currency net asset position, compared with a Ps.54.9 million foreign exchange gain in 4Q18, resulting from the 5.9% quarterly average Mexican peso depreciation during that period and a lower foreign currency net asset position.

In addition, interest expense declined 8.5% YoY to Ps.100.6 million as the Company paid down debt between June and November 2018. Furthermore, interest income declined 16.3%, reflecting a lower cash balance.

Mexico Operating Profit and EBITDA

Table 12: Mexico Profit & EBITDA

	Fourth Quarter				Fiscal Year
	2018	2019	% Chg		2018	2019	% Chg
Total Revenue	2,636,719	3,125,100	18.5		10,399,259	11,440,758	10.0
Total Revenues Excluding Construction Revenues	2,498,519	2,591,287	3.7		10,135,864	10,715,711	5.7

Operating Profit	1,662,411	1,642,433	(1.2)		6,656,695	6,971,733	4.7

Operating Margin	63.0%	52.6%	(1049 bps	)	64.0%	60.9%	(307 bps	)
Adjusted Operating Margin [1]	66.5%	63.4%	(315 bps	)	65.7%	65.1%	(61 bps	)
Net Profit [2]	1,313,625	1,129,223	(14.0)		4,839,389	4,896,978	1.2

EBITDA	1,831,601	1,822,102	(0.5)		7,332,192	7,666,636	4.6

EBITDA Margin	69.5%	58.3%	(1116 bps	)	70.5%	67.0%	(350 bps	)
Adjusted EBITDA Margin [3]	73.3%	70.3%	(299 bps	)	72.3%	71.5%	(79 bps	)

[1]

Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2]

Net Income for 4Q19 and 4Q18 include gains of Ps.80.7 million and Ps.161.1 million, respectively, from the participation in the results of Aerostar in Puerto Rico. Airplan in Colombia contributed with gains of Ps.62.6 million and Ps.207.4 million in 4Q19 and 4Q18, respectively.

[3]

Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Profit of Ps.1,642.4 million in 4Q19, resulting in an Operating Margin of 52.6% compared with 63.0% in 4Q18.

Adjusted Operating Margin in 4Q19, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 63.4%, compared to 66.5% in 4Q18.

EBITDA declined 0.5% to Ps.1,822.1 million from Ps.1,831.6 million in 4Q18, resulting in an EBITDA Margin of 58.3% in 4Q19, compared with 69.5% in 4Q18. Excluding the reversal in the uncollectible accounts provision and the asset tax refund reported in 4Q18 for a total of Ps.108.3 million, EBITDA margin in that quarter would have been 65.4%

During 4Q19, ASUR’s operations in Mexico recognized Ps.533.8 million in “Construction Revenues,” a year-on-year increase of 286.3%, due to higher capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, declined 299 bps to 70.3% from 73.3% in 4Q18. Excluding the reversal of the provision for uncollectible accounts and the asset tax refund reported in 4Q18 for a total of Ps.108.3 million, Adjusted EBITDA margin in that quarter would have been 69.0%

ASUR 4Q19 Page 10 of 24

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of December 31, 2019 totaled Ps.6,628.1 million, with an average tariff per workload unit of Ps.190.5 (December 2018 pesos), accounting for approximately 61.8% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 4Q19, ASUR’s operations in Mexico made capital investments of Ps.1,519.6 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.119.6 million in 4Q18. Accumulated capex for FY19 amounted to Ps.2,061.9 million, compared to Ps.449.3 million in FY18.

Review of Puerto Rico Operations

As of December 31, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 “Business Combinations” resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,705.3 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.570.5 million, and iv) a minority interest of Ps.5,255.2 million within stockholders’ equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger

In thousands of Mexican pesos

	Fourth Quarter			Fiscal Year
	2018	2019	% Chg	2018	2019	% Chg
Total Passenger (in thousands)	2,011	2,376	18.1	8,374	9,448	12.8

Total Revenues	858,436	861,207	0.3	3,025,267	3,306,149	9.3

Aeronautical Services	403,053	494,006	22.6	1,700,859	1,870,428	10.0
Non-Aeronautical Services	248,234	252,374	1.7	964,404	1,100,573	14.1
Construction Revenues	207,149	114,827	(44.6)	360,004	335,148	(6.9)
Total Revenues Excluding Construction Revenues	651,287	746,380	14.6	2,665,263	2,971,001	11.5

Total Commercial Revenues	245,725	249,917	1.7	954,626	1,090,433	14.2

Commercial Revenues from Direct Operations	44,687	52,902	18.4	191,211	233,106	21.9
Commercial Revenues Excluding Direct Operations	201,038	197,015	(2.0)	763,415	857,327	12.3
Total Commercial Revenues per Passenger	122.2	105.2	(13.9)	114.0	115.4	1.2

Commercial Revenues from Direct Operations per Passenger [1]	22.2	22.3	0.2	22.8	24.7	8.1
Commercial Revenues Excluding Direct Operations per Passenger	100.0	82.9	(17.1)	91.2	90.7	(0.5)

Figures in pesos at the average exchange rate Ps.19.2360 = US$1.00

[1]	Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 4Q19 increased 0.3% YoY to Ps.861.2 million. Excluding construction services, revenues rose 14.6% mainly due to the following increases:

•	22.6% in revenues from aeronautical services reflecting the 18.1% increase in passenger traffic; and

•	1.7% in revenues from non-aeronautical services, principally reflecting the 1.7% increase in commercial revenues.

Construction services revenues declined 44.6% YoY reflecting lower capital investments in 4Q19.

ASUR 4Q19 Page 11 of 24

Commercial Revenues per Passenger declined to Ps.105.2 from Ps.122.2 in 4Q18.

Sixteen commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

Table 14: Puerto Rico Commercial Revenue Performance

Bussines Line	YoY Chg
	4Q19	FY19
Advertising Revenues	398.7%	194.0%
Retail Operations	20.2%	23.6%
Ground Transportation	19.5%	84.9%
Food and Beverage Operations	8.8%	12.9%
Parking Lot Fees	4.0%	(0.8%)
Duty Free	(4.6%)	1.7%
Other Revenue	2.9%	14.6%
Car Rental Revenues	(18.8%)	12.6%
Banking and Currency Exchange Services	8.5%	(5.4%)

Total Commercial Revenues	1.7%	14.2%

Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since December 31, 2018

Type of Commercial Space [1]	# of Spaces Opened
Retail Operations	7
Food and Beverage Operations	4
Duty Free	3
Banking and Currency Exchange Services	1
Other Revenue	1

Total Commercial Spaces	16

[1]	Only includes new stores opened during the period and excludes remodelings or contract renewals.

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses

In thousands of Mexican pesos

	Fourth Quarter		% Chg	Fiscal Year		% Chg
	2018	2019		2018	2019
Cost of Services	191,248	311,449	62.9	1,157,564	1,305,635	12.8
Concession Fees	31,260	35,117	12.3	127,719	141,419	10.7
Depreciation and Amortization	169,908	161,936	(4.7)	632,236	659,873	4.4

Operating Costs and Expenses Excluding Construction Costs	392,416	508,502	29.6	1,917,519	2,106,927	9.9
Construction Costs	207,149	114,827	(44.6)	360,004	335,148	(6.9)

Total Operating Costs & Expenses	599,565	623,329	4.0	2,277,523	2,442,075	7.2

Figures in pesos at the average exchange rate Ps.19.2360 = US$1.00

Total Operating Costs and Expenses at LMM Airport in 4Q19, increased 4.0% YoY to Ps.623.3 million. During 4Q19, Aerostar reported construction costs of Ps.114.8 million, reflecting capital investments in concessioned assets. Excluding construction costs, operating costs and expenses increased 29.6% to Ps.508.5 million.

Cost of Services increased 62.9% YoY, or Ps.120.2 million. This increase primarily reflects a Ps.34.5 million reduction in the valuation of the maintenance provision as per IFRIC12 in 4Q19 compared with a Ps.112.2 million reduction in the valuation of the maintenance provision in 4Q18. Cost of services in 4Q19 also reflect increases in professional fees and energy costs.

Concession Fees paid to the Puerto Rican government increased YoY by Ps.3.9 million. In line with the concession agreement, starting in 2018, the concession fee is based on revenues and impacts results.

Depreciation and Amortization declined YoY by 4.7%, or Ps.8.0 million.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)

In thousands of Mexican pesos

	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2018	2019		2018	2019
Interest Income	3,277	2,560	(21.9)	8,064	14,347	77.9
Interest Expense	(165,245)	(118,463)	(28.3)	(546,331)	(499,384)	(8.6)

Total	(161,968)	(115,903)	(28.4)	(538,267)	(485,037)	(9.9)

Figures in pesos at the average exchange rate Ps.19.2360 = US$1.00

ASUR 4Q19 Page 12 of 24

During 4Q19, LMM Airport reported a Ps.115.9 million Comprehensive Financing Loss, compared with a Ps.162.0 million loss in 4Q18, mainly reflecting interest rate movements and the impact from the valuation to present value of future obligations under IFRIC 12 and NIC 37.

On February 22, 2013, and as part of the financing of the concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.1%, payable each July 1 and January 1, and with no fixed maturity date. As of December 31, 2019, the remaining balance was US$19.8 million, including capitalized interest.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of December 31, 2019, had not been drawn upon.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Operating Profit & EBITDA

In thousands of Mexican pesos

	Fourth Quarter		% Chg.		Fiscal Year		% Chg.
	2018	2019			2018	2019
Total Revenue	858,436	861,207	0.3		3,025,267	3,306,149	9.3
Total Revenues Excluding Construction Revenues	651,287	746,380	14.6		2,665,263	2,971,001	11.5
Other Income	134,637		n/a		134,637	204,074	51.6
Operating Profit	393,508	237,878	(39.5)		882,381	1,068,148	21.1
Operating Margin	45.8%	27.6%	(1822 bps	)	29.2%	32.3%	314 bps
Adjusted Operating Margin [1]	60.4%	31.9%	(2855 bps	)	33.1%	36.0%	285 bps
Net Profit	222,890	111,355	(50.0)		310,235	544,532	75.5
EBITDA	547,880	399,814	(27.0)		1,529,186	1,729,753	13.1
EBITDA Margin	63.8%	46.4%	(1740 bps	)	50.5%	52.3%	177 bps
Adjusted EBITDA Margin [2]	84.1%	53.6%	(3056 bps	)	57.4%	58.2%	85 bps

Figures in pesos at the average exchange rate Ps.19.2360 = US. 1.00

[1]

Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2]

Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 4Q19 declined to Ps.237.9 million, with Operating Margin of 27.6%. This compares with 45.8% in 4Q18, which benefited from a Ps.134.6 million insurance recovery in connection with Hurricane Maria and a Ps.112.2 million reduction in the maintenance reserve in line with IFRIC 12.

EBITDA declined 27.0% to Ps.399.8 million from Ps.547.9 million in 4Q18. EBITDA Margin contracted to 46.4% from 63.8% in 4Q18, while the adjusted EBITDA Margin, excluding IFRIC 12 was 53.6% in 4Q19 compared to 84.1% in 4Q18.

Excluding a Ps.134.6 million non-recurring insurance recovery in 4Q18 in connection with Hurricane Maria, consolidated EBITDA would have declined 3.3% YoY in 4Q19 and Adjusted EBITDA margin (excluding IFRIC 12) would have been 63.5% in 4Q18.

Puerto Rico Capital Expenditures

During 4Q19, Aerostar invested Ps.138.2 million to modernize LMM Airport, compared with investments of Ps.126.1 million in 4Q18. Accumulated capex for FY19 amounted to Ps.376.6 million compared with Ps.772.0 million invested in FY18.

ASUR 4Q19 Page 13 of 24

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan’s independent results for the three- and twelve-month periods ended December 31, 2018 and 2019.

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 “Business Combinations” resulted in the following effects on the balance sheet as of December 31, 2019: i) the recognition of a net intangible asset of Ps.1,253.9 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.201.0 million, and iv) Ps.583.0 million from the recognition of bank loans at fair value.

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger

In thousands of Mexican pesos

	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2018	2019		2018	2019
Total Passenger (in thousands)	3,037	3,302	8.7	10,886	12,286	12.9

Total Revenues	429,077	558,336	30.1	1,985,715	2,074,731	4.5

Aeronautical Services	342,312	351,668	2.7	1,276,506	1,391,657	9.0
Non-Aeronautical Services	106,924	136,925	28.1	396,834	507,076	27.8
Construction Revenues [1]	(20,159)	69,743	n/a	312,375	175,998	(43.7)

Total Revenues Excluding Construction Revenues	449,236	488,593	8.8	1,673,340	1,898,733	13.5

Total Commercial Revenues	106,917	135,543	26.8	395,410	501,365	26.8

Total Commercial Revenues per Passenger	35.2	41.0	16.7	36.3	40.8	12.4

Figures in pesos at an average exchange rate of COP176.8917 = Ps.1.00 mexican pesos.

Note: For purpose of this table, approximately 71.1 and 57.7 thousand transit and general aviation passengers are included in 4Q18 and 4Q19, and 238.8 and 233.6 thousand transit and general aviation passengers are included in FY18 and FY19.

[1]

Construction revenues for Airplan in 4Q18 include actual construction revenues which are equal to construction costs of Ps.82.6 million plus an estimate of the decline in income derived from the decline in the valuation of the intangible to present value (construction income) of Ps.102.7 million, according to IFRIC 12. Construction revenues for Airplan 4Q19 were equal to construction costs of Ps.69.7 million.

Colombia Revenues

Total Colombia Revenues for 4Q19 increased 30.1% YoY to Ps.558.3 million. Excluding construction services revenues, revenues rose 8.8% mainly reflecting the following increases:

•	2.7% in revenues from aeronautical services; and

•	28.1% in revenues from non-aeronautical services, mainly due to the 26.8% increase in commercial revenues.

Commercial Revenues per Passenger increased 16.7% year-on-year to Ps.41.0 from Ps.35.2 in 4Q18.

As shown in Table 21, during the last twelve months, 36 new commercial spaces were opened in Colombia. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services, and other.

ASUR 4Q19 Page 14 of 24

Table 20: Colombia Commercial Revenue Performance

	YoY Chg
Bussines Line	4Q19	FY19
Retail Operations	145.4%	97.2%
Car Rental Revenues	96.0%	110.2%
Parking Lot Fees	90.6%	66.0%
Teleservices	9.4%	5.7%
Food and Beverage Operations	8.7%	30.8%
Banking and Currency Exchange Services	8.4%	1.4%
Other Revenue	2.1%	6.1%
Advertising Revenues	0.9%	(3.3%)
Duty Free	100.0%	100.0%
Ground Transportation	(7.8%)	27.3%

Total Commercial Revenues	26.8%	26.8%

Table 21: Colombia Summary Retail and Other Commercial Space Opened since December 31, 2018

Type of Commercial Space [1]	# of Spaces Opened
Other Revenue	17
Retail Operations	6
Food and Beverage Operations	5
Teleservices	4
Banking and Currency Exchange Services	2
Car Rental Revenues	1
Ground Transportation	1

Total Commercial Spaces	36

[1]	Only includes new stores opened during the period and excludes remodelings or contract renewals.

Tabla 22: Colombia Costs & Expenses

In thousands of Mexican pesos

	Fourth Quarter		% Chg	Twelve—Months		% Chg
	2018	2019		2018	2019
Cost of Services	287,323	180,709	(37.1)	662,004	608,178	(8.1)
Technical Assistance	1,416	1,576	11.3	6,835	5,983	(12.5)
Concession Fees	80,174	91,853	14.6	312,244	361,029	15.6
Depreciation and Amortization	(94,197)	104,783	n/a	452,364	482,130	6.6

Operating Costs and Expenses Excluding Construction Costs	274,716	378,921	37.9	1,433,447	1,457,320	1.7
Construction Costs	82,581	69,743	(15.5)	312,375	175,998	(43.7)

Total Operating Costs & Expenses	357,297	448,664	25.6	1,745,822	1,633,318	(6.4)

Figures in pesos at an average exchange rate of COP176.8917 = Ps.1.00 mexican pesos.

Total Operating Costs and Expenses in Colombia increased 25.6% YoY in 4Q19 to Ps.448.7 million. Excluding construction costs, operating costs and expenses increased 37.9% YoY to Ps.378.9 million.

Cost of Services declined 37.1% YoY, or Ps.106.6 million, mainly reflecting a maintenance provision of Ps.60.3 million for future replacement of assets in 4Q19, while in 4Q18 the maintenance provision amounted to Ps.164.0 million in line with IFRIC 12. Lower professional fees and energy costs in 4Q19 also contributed to the decline in costs of services. However, the YoY decline in cost of services was partially offset by the Ps.45.0 million reversal in the provision for uncollectible accounts in 4Q18.

Construction Costs declined 15.5% YoY, or Ps.12.8 million, reflecting lower investments in complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, increased 14.6% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization increased by Ps.199.0 million principally reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis versus the percentage of completion method applied previously.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Airplan, Colombia, Comprehensive Financing Gain (Loss)

In thousands of Mexican pesos

	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2018	2019		2018	2019
Interest Income	2,667	4,600	72.5	7,210	49,082	580.7
Interest Expense	(60,063)	(34,681)	(42.3)	(294,002)	(230,574)	(21.6)
Foreign Exchange Gain (Loss), Net	(224)	465	n/a	(36)	320	n/a

Total	(57,620)	(29,616)	(48.6)	(286,828)	(181,172)	(36.8)

ASUR 4Q19 Page 15 of 24

Figures in pesos at an average exchange rate of COP176.8917 = Ps.1.00

During 4Q19, Airplan reported a Ps.29.6 million Comprehensive Financing Loss, compared with a Ps.57.6 million loss in 4Q18. This was mainly due to lower interest expenses in 4Q19 resulting from debt payments in the quarter, together with a Ps.18.8 million decline in financial expenses resulting from the valuation of payables at fair value as of December 31, 2019 as per IFRS 3 in connection with the acquisition of Airplan.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period, with a net balance of Ps.2,725.0 million as of December 31, 2019, following a Ps.43.6 million capital payment during the quarter.

Colombia Operating Profit and EBITDA

Table 24: Airplan, Colombia Profit & EBITDA

In thousands of Mexican pesos

	Fourth Quarter			Fiscal Year
	2018	2019	% Chg.	2018	2019	% Chg.
Total Revenue	429,077	558,336	30.1	1,985,715	2,074,731	4.5
Total Revenues Excluding Construction Revenues	449,236	488,593	8.8	1,673,340	1,898,733	13.5
Operating Profit	71,780	109,672	52.8	239,893	441,413	84.0
Operating Margin	16.7%	19.6%	291 bps	12.1%	21.3%	919 bps
Adjusted Operating Margin [1]	16.0%	22.4%	647 bps	14.3%	23.2%	891 bps
Net Profit	11,233	59,969	433.9	(29,818)	242,125	n/a
EBITDA	80,323	214,455	167.0	692,257	923,543	33.4
EBITDA Margin	18.7%	38.4%	1969 bps	34.9%	44.5%	965 bps
Adjusted EBITDA Margin [2]	17.9%	43.9%	2601 bps	41.4%	48.6%	727 bps

Figures in pesos at an average exchange rate of COP176.8917 = Ps.1.00

[1]

Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2]

Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Profit of Ps.109.7 million in 4Q19, compared with an operating profit of Ps.71.8 million in 4Q18. Operating Margin expanded to 19.6% in 4Q19 from 16.7% in 4Q18. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 22.4% in 4Q19 from 16.0% in 4Q18.

During 4Q19 EBITDA increased 167.0% to Ps.214.5 million from Ps.80.3 million in 4Q18. EBITDA Margin increased to 38.4% in 4Q19, from 18.7% in 4Q18. Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 43.9% in 4Q19, from 17.9% in 4Q18. The increase was mainly due to a higher maintenance provision of Ps.103.8 million which negatively impacted 4Q18 results.

Colombia Capital Expenditures

During 4Q19, Airplan made capital expenditures of Ps.70.1 million compared with Ps.20.8 million in 4Q18. Accumulated capex for FY19 amounted to Ps.176.3 million, compared with Ps.415.0 million in FY18.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan’s regulated revenues for 4Q19 amounted to Ps.351.7 million.

ASUR 4Q19 Page 16 of 24

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR’s income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR’s income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Bradesco, BTG Pactual, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Monex, HSBC Securities, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

ASUR 4Q19 Page 17 of 24

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q19 Page 18 of 24

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic 1

		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2018	2019		2018	2019
Domestic Traffic		4,118,536	4,316,622	4.8	15,843,617	16,683,996	5.3
CUN	Cancun	2,251,623	2,276,863	1.1	8,777,510	8,980,397	2.3
CZM	Cozumel	47,402	41,838	(11.7)	171,328	189,640	10.7
HUX	Huatulco	167,183	173,167	3.6	679,234	749,048	10.3
MID	Merida	609,393	689,832	13.2	2,234,818	2,573,490	15.2
MTT	Minatitlan	45,199	35,301	(21.9)	189,892	140,616	(25.9)
OAX	Oaxaca	233,285	307,713	31.9	852,280	1,047,961	23.0
TAP	Tapachula	89,768	102,757	14.5	315,818	372,626	18.0
VER	Veracruz	362,305	371,388	2.5	1,422,870	1,406,796	(1.1)
VSA	Villahermosa	312,378	317,763	1.7	1,199,867	1,223,422	2.0
International Traffic		3,970,361	4,061,359	2.3	17,403,698	17,477,846	0.4
CUN	Cancun	3,761,104	3,830,518	1.8	16,424,506	16,501,592	0.5
CZM	Cozumel	79,628	70,191	(11.9)	408,391	356,783	(12.6)
HUX	Huatulco	31,512	35,580	12.9	140,071	143,239	2.3
MID	Mérida	48,952	59,895	22.4	216,798	217,159	0.2
MTT	Minatitlan	1,361	1,556	14.3	6,894	7,543	9.4
OAX	Oaxaca	25,536	39,135	53.3	98,757	148,284	50.2
TAP	Tapachula	2,705	2,562	(5.3)	14,801	12,857	(13.1)
VER	Veracruz	15,092	16,436	8.9	65,699	68,785	4.7
VSA	Villahermosa	4,471	5,486	22.7	27,781	21,604	(22.2)
Total Traffic México		8,088,897	8,377,981	3.6	33,247,315	34,161,842	2.8
CUN	Cancun	6,012,727	6,107,381	1.6	25,202,016	25,481,989	1.1
CZM	Cozumel	127,030	112,029	(11.8)	579,719	546,423	(5.7)
HUX	Huatulco	198,695	208,747	5.1	819,305	892,287	8.9
MID	Merida	658,345	749,727	13.9	2,451,616	2,790,649	13.8
MTT	Minatitlan	46,560	36,857	(20.8)	196,786	148,159	(24.7)
OAX	Oaxaca	258,821	346,848	34.0	951,037	1,196,245	25.8
TAP	Tapachula	92,473	105,319	13.9	330,619	385,483	16.6
VER	Veracruz	377,397	387,824	2.8	1,488,569	1,475,581	(0.9)
VSA	Villahermosa	316,849	323,249	2.0	1,227,648	1,245,026	1.4

US Passenger Traffic, San Juan Airport (LMM)

	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2018	2019		2018	2019
SJU Total [1]	2,011,106	2,376,073	18.1	8,373,679	9,448,253	12.8
Domestic Traffic	1,797,007	2,140,855	19.1	7,469,211	8,455,993	13.2
International Traffic	214,099	235,218	9.9	904,468	992,260	9.7

Colombia, Passenger Traffic Airplan

		Fourth Quarter			Twelve - Months
		2018	2019	% Chg	2018	2019	% Chg
Domestic Traffic		2,544,552	2,773,813	9.0	9,061,166	10,231,479	12.9
MDE	Medellín (Rio Negro)	1,831,784	1,999,886	9.2	6,418,530	7,409,418	15.4
EOH	Medellín	276,091	293,643	6.4	1,055,694	1,095,291	3.8
MTR	Montería	253,919	293,738	15.7	936,161	1,028,309	9.8
APO	Carepa	97,849	105,315	7.6	357,169	384,487	7.6
UIB	Quibdó	54,472	63,564	16.7	200,910	226,951	13.0
CZU	Corozal	30,437	17,667	(42.0)	92,702	87,023	(6.1)
International Traffic		421,553	470,771	11.7	1,586,357	1,820,656	14.8
MDE	Medellín (Rio Negro)	421,553	470,771	11.7	1,586,357	1,820,656	14.8
EOH	Medellín	—	—	—	—	—	—
MTR	Montería	—	—	—	—	—	—
APO	Carepa	—	—	—	—	—	—
UIB	Quibdó	—	—	—	—	—	—
CZU	Corozal	—	—	—	—	—	—
Total Traffic Colombia		2,966,105	3,244,584	9.4	10,647,523	12,052,135	13.2
MDE	Medellín (Rio Negro)	2,253,337	2,470,657	9.6	8,004,887	9,230,074	15.3
EOH	Medellín	276,091	293,643	6.4	1,055,694	1,095,291	3.8
MTR	Montería	253,919	293,738	15.7	936,161	1,028,309	9.8
APO	Carepa	97,849	105,315	7.6	357,169	384,487	7.6
UIB	Quibdó	54,472	63,564	16.7	200,910	226,951	13.0
CZU	Corozal	30,437	17,667	(42.0)	92,702	87,023	(6.1)

[1]	Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 4Q19 Page 19 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Comercial Spaces

(Pag. 1/1)

ASUR Retail and Other Commercial Space Opened since December 31, 20181

Business Name	Type	Opening Date
MEXICO
Cancun
Mini Market (Tienda ODC)	Retail	March 2019
Todo a $10 usd (Bisuteria)	Retail	March 2019
Business Lounge (T4) Internacional	Other Revenue	April 2019
Business Lounge (T4) Nacional	Other Revenue	April 2019
Sunglass Hut	Retail	April 2019
Gold Elements	Retail	May 2019
Bijoux	Retail	September 2019
SAN JUAN, PUERTO RICO
Carl’s Jr.	Food and Beverage	January 2019
Invicta	Retail	May 2019
Invicta	Retail	May 2019
The Destillery	Retail	June 2019
Metropol	Food and Beverage	June 2019
Grab at the Gate	Food and Beverage	June 2019
Innovative Media	Advertising	August 2019
Sunglasses	Duty Free	September 2019
Baggage Storage	Retail	September 2019
Sunny Planet	Retail	September 2019
The Cellar	Duty Free	October 2019
Invicta	Retail	November 2019
Invicta	Retail	November 2019
Bijoux	Duty Free	November 2019
Ready Credit	Food and Beverage	December 2019
Enrique Tomás	Banking and Currency Exchange Services	December 2019
COLOMBIA
Rionegro
Sapia CI SAS	Retail	January 2019
Mera Medellin SAS	Food and Beverage	April 2019
Aerorepublica S.A.	Other Revenue	May 2019
ABC Aerolineas SA de CV Sucursal Colombia	Other Revenue	May 2019
Air Europa Lineas Aereas Sociedad Anonima	Other Revenue	May 2019
Air Europa Lineas Aereas Sociedad Anonima	Other Revenue	May 2019
Girag S.A.	Other Revenue	June 2019
Federal Express Corporation	Other Revenue	July 2019
Caribbean Sipport and Flight Service LTDA	Ground Transportation	August 2019
Opticas GMO Colombia S.A.S	Retail	September 2019
Avinco S.A.S Kokoriko	Food and Beverage	September 2019
Sapia CI SAS	Retail	September 2019
Pca Productora y Comercializadora de Alimentos S.A.	Food and Beverage	October 2019
Transaereo S.A.S	Other Revenue	October 2019
Corresponsales Colombia S.A.S	Banking and Currency Exchange Services	October 2019
Olaya herrera
Departamento de Antioquia	Other Revenue	April 2019
Fondo de Valorización del municipio de Medellín	Other Revenue	October 2019
Pacifica de Aviación S.A.S.	Other Revenue	October 2019
Pacifica de Aviación S.A.S.	Other Revenue	October 2019
Aeropaca S.A.S	Other Revenue	October 2019
Satena	Other Revenue	October 2019
Grupo San German Express S.A.S	Other Revenue	November 2019
Aerovias del Continente Americano S.A. Avianca	Other Revenue	November 2019
Punto Caliente S.A.	Food and Beverage	November 2019
Monteria
Davivienda S.A	Banking and Currency Exchange Services	February 2019
Sapia CI SAS	Retail	November 2019
Renting Colombia S.A.S	Car Rental	November 2019
Servicios Aeroportuarios Integrados—SAI LTDA	Other Revenue	November 2019
Quibdo
Marcapasos S.A.S	Other Revenue	May 2019
Renteria Palacio Edward Francisco	Retail	May 2019
Olaya Ramirez Hernan Enrique	Food and Beverage	October 2019
Colombia Telecomunicaciones S.A. ESP (Aantes TELECOM)	Teleservices	October 2019
Media Commerce Partners S.A.S	Teleservices	October 2019
Centro de Servicios
Compañia Manufacturera Manisol S A	Retail	February 2019
Media Commerce Partners S.A.S	Teleservices	October 2019
Temcel Comunicaciones LTDA	Teleservices	October 2019

*	Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q19 Page 20 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Operating Results per Airport

Thousands of mexican pesos

Item	4Q 2018	4Q 2018 Per Workload Unit	4Q 2019	4Q 2019 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,077,633	176.3	1,099,863	177.4	2.1	0.6
Non-Aeronautical Revenues	932,092	152.5	932,525	150.4	0.0	(1.4)
Construction Services Revenues	105,830	17.3	199,609	32.2	88.6	86.1

Total Revenues	2,115,555	346.1	2,231,997	359.9	5.5	4.0

Operating Profit	1,250,763	204.6	1,187,443	191.5	(5.1)	(6.4)
EBITDA	1,365,080	223.3	1,304,078	210.3	(4.5)	(5.8)
Merida
Aeronautical Revenues	129,026	180.5	155,483	192.2	20.5	6.5
Non-Aeronautical Revenues	30,434	42.6	32,362	40.0	6.3	(6.1)
Construction Services Revenues	2,840	4.0	100,813	124.6	3,449.8	3,015.0
Other [2]	27	—	17	—	(37.0)	n/a

Total Revenues	162,327	227.0	288,675	356.8	77.8	57.2

Operating Profit	77,826	108.8	104,003	128.6	33.6	18.2
EBITDA	89,841	125.7	116,149	143.6	29.3	14.2
Villahermosa
Aeronautical Revenues	53,626	162.5	66,551	197.5	24.1	21.5
Non-Aeronautical Revenues	13,464	40.8	14,551	43.2	8.1	5.9
Construction Services Revenues	12,148	36.8	46,383	137.6	281.8	273.9
Other [2]	25	0.1	23	0.1	(8.0)	—

Total Revenues	79,263	240.2	127,508	378.4	60.9	57.5

Operating Profit	25,091	76.0	38,777	115.1	54.5	51.4
EBITDA	32,646	98.9	46,513	138.0	42.5	39.5
Other Airports [3]
Aeronautical Revenues	222,127	198.0	247,529	203.4	11.4	2.7
Non-Aeronautical Revenues	40,117	35.8	42,423	34.9	5.7	(2.5)
Construction Services Revenues	17,382	15.5	187,008	153.7	975.9	891.6
Other [2]	70	0.1	50	—	(28.6)	(100.0)

Total Revenues	279,696	249.3	477,010	392.0	70.5	57.2

Operating Profit	100,321	89.4	117,686	96.7	17.3	8.2
EBITDA	136,125	121.3	154,686	127.1	13.6	4.8
Holding & Service Companies [4]
Construction Services Revenues	—	n/a	—	n/a	n/a	n/a
Other [2]	484,747	n/a	481,905	n/a	(0.6)	n/a

Total Revenues	484,747	n/a	481,905	n/a	(0.6)	n/a

Operating Profit	208,411	n/a	194,524	n/a	(6.7)	n/a
EBITDA	207,909	n/a	200,676	n/a	(3.5)	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(484,868)	n/a	(481,995)	n/a	(0.6)	n/a
Total Mexico
Aeronautical Revenues	1,482,412	179.0	1,569,426	183.3	5.9	2.4
Non-Aeronautical Revenues	1,016,107	122.7	1,021,861	119.3	0.6	(2.8)
Construction Services Revenues	138,200	16.7	533,813	62.3	286.3	273.1

Total Revenues	2,636,719	318.4	3,125,100	364.9	18.5	14.6

Operating Profit	1,662,412	200.8	1,642,433	191.8	(1.2)	(4.5)
EBITDA	1,831,601	221.2	1,822,102	212.8	(0.5)	(3.8)
San Juan Puerto Rico, US [5]
Aeronautical Revenues	403,053	n/a	494,006	n/a	22.6	n/a
Non-Aeronautical Revenues	248,234	n/a	252,374	n/a	1.7	n/a
Construction Services Revenues	207,149	n/a	114,827	n/a	(44.6)	n/a

Total Revenues	858,436	n/a	861,207	n/a	0.3	n/a

Operating Profit	393,508	n/a	237,879	n/a	(39.5)	n/a
EBITDA	547,880	n/a	399,814	n/a	(27.0)	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	—	n/a	—	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	342,312	n/a	351,668	n/a	2.7	n/a
Non-Aeronautical Revenues	106,924	n/a	136,925	n/a	28.1	n/a
Construction Services Revenues	(20,159)	n/a	69,743	n/a	(446.0)	n/a

Total Revenues	429,077	n/a	558,336	n/a	30.1	n/a

Operating Profit	71,780	n/a	109,672	n/a	52.8	n/a
EBITDA	80,323	n/a	214,455	n/a	167.0	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	—	n/a	—	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	2,227,777	n/a	2,415,100	n/a	8.4	n/a
Non-Aeronautical Revenues	1,371,265	n/a	1,411,160	n/a	2.9	n/a
Construction Services Revenues	325,190	n/a	718,383	n/a	120.9	n/a

Total Revenues	3,924,232	n/a	4,544,643	n/a	15.8	n/a

Operating Profit	2,127,700	n/a	1,989,984	n/a	(6.5)	n/a
EBITDA	2,459,804	n/a	2,436,371	n/a	(1.0)	n/a

[1]	Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2]	Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3]	Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4]

Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5]	Reflects the results of operation of San Juan Airport, Puerto Rico, US for 4Q19.
[6]	Reflects the results of operation of Airplan, Colombia, for 4Q19.

ASUR 4Q19 Page 21 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Income for the years ended December 31, 2019 and 2018, and the period from October 1,

to December 31, 2019 and 2018.

Thousands of mexican pesos

Item	FY 2018	FY 2019	% Chg	4Q 2018	4Q 2019	% Chg
Revenues
Aeronautical Services	8,942,910	9,596,975	7.3	2,227,777	2,415,100	8.4
Non-Aeronautical Services	5,531,557	5,988,470	8.3	1,371,265	1,411,160	2.9
Construction Services	935,774	1,236,193	32.1	325,190	718,383	120.9

Total Revenues	15,410,241	16,821,638	9.2	3,924,232	4,544,643	15.8

Operating Expenses
Cost of Services	3,542,792	3,824,871	8.0	873,272	983,483	12.6
Cost of Construction	935,774	1,236,193	32.1	427,930	718,383	67.9
General and Administrative Expenses	235,264	250,183	6.3	61,525	64,971	5.6
Technical Assistance	393,085	410,069	4.3	98,059	97,751	(0.3)
Concession Fee	898,253	986,850	9.9	224,829	244,338	8.7
Depreciation and Amortization	1,760,741	1,836,897	4.3	245,554	446,379	81.8

Total Operating Expenses	7,765,909	8,545,063	10.0	1,931,169	2,555,305	32.3

Other Revenues	134,637	204,719	52.1	134,637	645	(99.5)
Operating Income	7,778,969	8,481,294	9.0	2,127,700	1,989,983	(6.5)

Comprehensive Financing Cost	(862,270)	(819,557)	(5.0)	(189,514)	(314,856)	66.1

Income Before Income Taxes	6,916,699	7,661,737	10.8	1,938,186	1,675,127	(13.6)

Provision for Income Tax	1,745,985	1,975,727	13.2	423,920	411,062	(3.0)
Provision for Asset Tax	932		n/a	233		n/a
Deferred Income Taxes	49,976	2,375	(95.2)	(33,715)	(36,482)	8.2
Net Income for the Year	5,119,806	5,683,635	11.0	1,547,748	1,300,547	(16.0)

Majority Net Income	4,987,601	5,465,823	9.6	1,458,592	1,256,006	(13.9)

Non-controlling interests	132,205	217,812	64.8	89,156	44,541	(50.0)

Earning per Share	16.6253	18.2194	9.6	4.8620	4.1867	(13.9)
Earning per American Depositary Share (in U.S. Dollars)	8.8132	9.6582	9.6	2.5774	2.2194	(13.9)
Exchange Rate per Dollar Ps. 18.8642

ASUR 4Q19 Page 22 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Balance Sheet as of December 31, 2019 and 2018

Thousands of mexican pesos

Item	December 2019	December 2018	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	6,192,679	4,584,507	1,608,172	35.1
Cash and cash equivalents restricted	165,622	47,332	118,290	249.9
Accounts Receivable, net	865,020	793,110	71,910	9.1
Recoverable Taxes and Other Current Assets	622,535	575,963	46,572	8.1

Total Current Assets	7,845,856	6,000,912	1,844,944	30.7

Non Current Assets
Machinery, Furniture and Equipment, net	520,623	558,480	(37,857)	(6.8)
Intangible assets, airport concessions and Goodwill-Net	49,126,038	49,586,322	(460,284)	(0.9)
Document Receivable	23,364	36,107	(12,743)	(35.3)

Total Assets	57,515,881	56,181,821	1,334,060	2.4

Liabilities and Stockholders’ Equity
Current Liabilities
Trade Accounts Payable	245,100	313,576	(68,476)	(21.8)
Bank Loans and short term debt	549,607	500,105	49,502	9.9
Accrued Expenses and Others Payables	1,765,313	1,594,541	170,772	10.7

Total Current Liabilities	2,560,020	2,408,222	151,798	6.3

Long Term Liabilities
Bank Loans	6,674,717	7,042,598	(367,881)	(5.2)
Long Term Debt	6,488,569	6,957,678	(469,109)	(6.7)
Deferred Income Taxes	3,004,584	3,081,667	(77,083)	(2.5)
Employee Benefits	16,814	10,267	6,547	63.8

Total Long Term Liabilities	16,184,684	17,092,210	(907,526)	(5.3)

Total Liabilities	18,744,704	19,500,432	(755,728)	(3.9)

Stockholders’ Equity
Capital Stock	7,767,276	7,767,276	—	—
Legal Reserve	1,616,533	1,366,867	249,666	18.3
Mayority Net Income for the Period	5,465,823	4,987,601	478,222	9.6
Cumulative Effect of Conversion of Foreign Currency	(218,788)	189,791	(408,579)	(215.3)
Retained Earnings	16,527,312	14,794,650	1,732,662	11.7
Non- Controlling interests	7,613,021	7,575,204	37,817	0.5

Total Stockholders’ Equity	38,771,177	36,681,389	2,089,788	5.7

Total Liabilities and Stockholders’ Equity	57,515,881	56,181,821	1,334,060	2.4

Exchange Rate per Dollar Ps. 19.7345

ASUR 4Q19 Page 23 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Cash Flow as of December 31, 2019 and 2018 and for the periods from October 1, to December 31, 2019 and 2018.

Thousands of mexican pesos

Item	FY 2018	FY 2019	% Chg	4Q 2018	4Q 2019	% Chg
Operating Activities
Income Before Income Taxes	6,916,699	7,661,737	10.8	1,938,186	1,675,127	(13.6)

Items Related with Investing Activities:
Depreciation and Amortization	1,760,741	1,836,897	4.3	245,554	446,379	81.8
Interest Income	(280,623)	(343,613)	22.4	(71,612)	(70,869)	(1.0)
Interest payables	1,230,651	1,084,293	(11.9)	304,756	246,268	(19.2)
Foreign Exchange Gain (loss), net unearned	(279,797)	15,429	n/a	(269,092)	28,673	n/a

Sub-Total	9,347,671	10,254,743	9.7	2,147,792	2,325,578	8.3

Trade Receivables	(107,608)	13,464	n/a	(532,624)	(478,073)	(10.2)
Recoverable Taxes and other Current Assets	48,182	222,175	361.1	75,389	337,568	347.8
Income Tax Paid	(2,083,398)	(1,974,016)	(5.3)	(420,476)	(346,904)	(17.5)
Trade Accounts Payable	490,827	(83,933)	n/a	677,062	(13,949)	n/a

Net Cash Flow Provided by Operating Activities	7,695,674	8,432,433	9.6	1,947,143	1,824,220	(6.3)

Investing Activities
Investments in Associates				206,379		n/a
Loans granted to Associates
Restricted cash	59,018	(128,025)	n/a	(43,878)	30,747	n/a
Investments in Machinery, Furniture and Equipment, net	(1,636,325)	(2,614,864)	59.8	(266,516)	(1,727,976)	548.4
Interest Income	265,350	342,981	29.3	65,667	89,443	36.2

Net Cash Flow used by Investing Activities	(1,311,957)	(2,399,908)	82.9	(38,348)	(1,607,786)	4,092.6

Excess Cash to Use in Financing Activities	6,383,717	6,032,525	(5.5)	1,908,795	216,434	(88.7)

Paid for the non-controlling interest of Airplan	(213,469)		n/a	(213,469)		n/a
Bank Loans	(3,090,124)	(154,281)	(95.0)	(1,511,313)	(43,647)	(97.1)
Long term debt paid		(205,308)	n/a	—	436	n/a
Interest paid	(1,139,071)	(1,064,764)	(6.5)	(168,635)	(177,349)	5.2
Dividends Paid	(2,034,000)	(3,000,000)	47.5

Net Cash Flow used by Financing Activities	(6,476,664)	(4,424,353)	(31.7)	(1,893,417)	(220,560)	(88.4)

Net Increase in Cash and Cash Equivalents	(92,947)	1,608,172	n/a	15,378	(4,126)	n/a

Cash and Cash Equivalents at Beginning of Period	4,677,454	4,584,507	(2.0)	4,569,129	6,196,805	35.6

Cash and Cash Equivalents at the End of Period	4,584,507	6,192,679	35.1	4,584,507	6,192,679	35.1

ASUR 4Q19 Page 24 of 24

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 24, 2020